EXHIBIT 1

ARTICLES OF ASSOCIATION

§ 1
The name of the Company is Aktiebolaget Volvo. The company is a public company (publ).

§ 2
The Company shall - directly or through subsidiaries - mainly carry on business within the areas of transport, foodstuffs, energy and finance (with the exception, however, of activities provided for the Swedish Banking Business Act and the Swedish Credit Market Companies Act), manage real estate and moveable property and carry on other activities compatible therewith.

§ 3
The Board of the Company shall have its registered office in Gothenburg.

§ 4
The Company's share capital shall comprise a minimum of one thousand eight hundred million (1,800,000,000) kronor and a maximum of seven thousand two hundred million (7,200,000,000) kronor.

The number of shares shall be a minimum of 1,000,000,000 and a maximum of 4,000,000,000.

Two classes of shares may be issued, series A and series B. If shares in both the A and B series are issued, each series may be issued to an amount equivalent to a maximum of ninety-nine hundredths of the total share capital.

In a vote at a General Meeting, series A shares carry one vote and series B shares one-tenth of a vote. Series A shares and series B shares carry equal rights to share in the assets and earnings of the Company.

Should the Company decide to issue new series A and series B shares by way of a cash issue or offset issue, the holders of series A and series B shares shall have a preferential right to subscribe for new shares of the same series in proportion to their existing shareholding
(primary preferential right). Shares not subscribed for by virtue of a primary preferential right shall be offered for subscription to all shareholders (subsidiary preferential right). If shares thus offered are insufficient for subscription by virtue of a subsidiary preferential right, the shares shall be distributed among those wishing to subscribe in proportion to their previous shareholding or, to the extent this is not possible, through the drawing of lots.

Should the Company decide to issue new shares of only series A or series B through a cash issue or offset issue, all shareholders, regardless of whether they hold series A shares or series B shares, shall have the preferential right to subscribe for new shares in proportio to their previous shareholding.

Should the Company decide to issue subscription options or convertibles through a cash issue or offset issue, the shareholders shall have a preferential right to subscribe for subscription options in the same way as if the issue applied to the shares that could be newly subscribed for as a result of the option right or the preferential right to subscribe for convertibles in the same way as if the issue applied to the shares for which the convertibles could be exchanged.

The above shall not constitute any restriction on the possibility to decide on a cash issue or offset issue, deviating from the preferential rights of the shareholders.

If the share capital is increased through a bonus issue, new shares in each series shall be issued in proportion to the existing number of shares in each series. Old shares in a specific series shall thus carry entitlement to new shares in the same series. The aforesaid shall not constitute any restriction on the possibility to issue new shares of a new series through a bonus issue, following the requisite amendment to the Articles of Association.

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§ 5
Apart from specially appointed members and deputies, the Company's Board of Directors shall comprise a minimum of six and a maximum of twelve members with a maximum of an equal number of deputies.

§ 6
The Company shall appoint a minimum of two and a maximum of three auditors and a minimum of two and a maximum of three deputy auditors or a registered firm of auditors.

The Board of Directors is entitled to appoint one or more special auditors or a registered firm of auditors to examine reports or plans prepared by the Board in accordance with the Companies Act in conjunction with a new issue of shares, subscription options or convertibles, which contains stipulations regarding contribution in kind or that subscription shall take place by virtue of a right of set-off or under other terms and conditions, a transfer of the Company's own shares in return for non-cash consideration, a reduction in the share capital or the statutory reserve, a merger or a division of a limited company.

§7
Notice to attend a General Meeting shall be issued in the form of announcements in Post- och Inrikes Tidningar and Dagens Nyheter. In addition, announcements shall be made in a daily newspaper in Gothenburg and a daily newspaper in Malmö.

§ 8
A General Meeting shall be held at one of the following locations, following a decision by the Board, i.e. Gothenburg, Malmö or Stockholm.

Shareholders wishing to attend a General Meeting shall notify the Company no later than 12 noon on the day stated in the notice of the Meeting. This day may not be a Sunday, other public holiday, Saturday, Midsummer Eve, Christmas Eve or New Year's Eve and shall not fall earlier than the fifth weekday prior to the Meeting.

A shareholder may be accompanied by one or two assistants when attending a General Meeting, but only if the shareholder’s notification pursuant to the previous paragraph includes information to that effect.

Since the Company is registered with the Swedish Securities Register Centre, the right to attend a General Meeting accrues to those entered as shareholders in the printed shareholders' register or the shareholders' register in another form pursuant to Section 7, sub-section 28, paragraph 3 of the Companies Act and refers to the situation five weekdays prior to the General Meeting.

§ 9
The Company's financial year shall cover the period January 1 up to and including December 31.

The following matters shall be dealt with at the Annual Meeting:

1.  Election of Chairman of the Meeting.

2. Verification of the voting list.

3. Approval of the agenda.

4. Election of minutes-checkers.

5. Determination of whether the Meeting has been duly convened.

6. Presentation of the Annual Report and the Auditors' Report as well as the Consolidated Accounts and the Auditors' Report on the Consolidated Accounts.

7. Adoption of the Income Statement and Balance Sheet and the Consolidated Income Statement and Consolidated Balance Sheet.

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8. Appropriation of the Company's profit or loss according to the adopted Balance Sheet.

9. The discharge of the members of the Board and of the President from liability.

10. Determination of the number of members and deputy members of the Board of Directors to be elected by the Meeting.

11. Determination of the remuneration to be paid to the Board of Directors and, where applicable, the auditors.

12. Election of the Board of Directors and, where applicable, auditors and deputy auditors.

13. Other matters that have been duly referred to the General Meeting.

§ 10
A party that is not a shareholder in the Company shall, subject to terms and conditions decided by the Board, be entitled to attend or in another manner follow the proceedings at a General Meeting.

§ 11
The Company's shares shall be registered in a Central Securities Depository Register pursuant to the Financial Instruments Accounts Act (1998:1479).

2007-04-04

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